March 30, 2010

Mr. Chad Eskildsen
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Saturna Investment Trust File Nos. 33-13247; 811-05071
Post-Effective Amendment No. 34 on Form N-1A

Dear Mr. Eskildsen:

This letter responds to the comments that you recently gave me regarding the referenced Post-Effective Amendment on Form N-1A, relating to Saturna Investment Trust. We appreciate your assistance in reviewing our material and making comments designed to improve our disclosure.

Changes have been made that (a) reflect your comments, (b) update minor financial data, and (c) update with minor text changes. However, no change was made to reflect the comment under “Portfolio Turnover Rate” that certain boilerplate sentences regarding brokerage commissions were missing. As we discussed, these funds are unusual in that they do not actually pay any brokerage commissions, meaning the boilerplate language is misleading. Also note that the Amana Mutual Funds have the same circumstances, and in their prospectus dated September 28, 2009, it was agreed with the reviewer to omit the boilerplate.

This correspondence filing is intended to exhibit that the cover of the summary prospectuses incorporate by reference only the Funds’ prospectus and statement of additional information, and that the ticker symbols have been removed except as required on the cover.

On behalf of Saturna Investment Trust, I acknowledge that:

  The Trust is responsible for the adequacy and accuracy of the disclosure in the filings:
  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;
  The Fund may not assert Staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. Again, thank you for your assistance.

Very truly yours,

/s/ Nicholas Kaiser
Nicholas Kaiser

cc: Philip McCool, Esq.
Taft Stettinius & Hollister LLP